Mail Stop 3561

May 15, 2009

By U.S. Mail and facsimile to (616) 878-8092

David M. Staples
Executive Vice President and Chief Financial Officer
Spartan Stores, Inc.
850 76th Street, S.W.
P.O. Box 8700
Grand Rapids, MI 49518

   Re: Spartan Stores, Inc.
     Form 10-K for Fiscal Year Ended March 29, 2008
     Filed May 15, 2008
     Forms 10-Q and 10-Q/A for the Period Ended January 3, 2009
     Filed February 5, 2009 and April 28, 2009
     Definitive Proxy on Schedule 14A
     Filed June 27, 2008
     File No. 000-31127

   We have reviewed your response dated April 30, 2009 to our comment letter and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. Please feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 29, 2008

Item 8. Financial Statements and Supplementary Data, page 36

Notes to Consolidated Financial Statements, page 44

Note 4. Discontinued Operations, page 53

1. We note your response to comment eight in our letter dated March 27, 2009. Please tell us the effect of Ohio state income taxes on the effective tax rate related to earnings (loss) from discontinued operations for each year presented. It would be useful to our understanding if you provide a summary of your calculations of total income tax expense or benefit and income tax expense or benefit relating to continuing operations and the allocations to discontinued operations and other comprehensive income together with a narrative description of your application of the intraperiod tax allocation principles in paragraphs 35-38 of SFAS 109.

Note 11. Stock-Based Compensation, page 67

2. We note your response to comment 11 in our letter dated March 27, 2009 and the reconciliation included in Appendix A. The information in Appendix A indicates that you recognized tax benefits and credits to additional paid-in capital related to exercise of stock options and issuances of restricted stock. As such, please tell us what these tax benefits represent. Address footnote 82 of SFAS 123(R) if applicable.

Note 13. Reporting Segment Information, page 72

3. We note your response to comment 12 in our letter dated March 27, 2009 and we understand that individual store locations are operating segments. Please explain to us why you believe store locations with fuel centers/convenience stores and store locations without fuel centers/convenience stores have similar economic characteristics. Refer to paragraph 17 of SFAS 131.

4.   We note your response to comment 16 in our letter dated March 27, 2009. If a company is required to file an exhibit under Item 601(b)(10) of Regulation S-K, it must file a complete exhibit including all appendices, attachments and schedules. While Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, Item 601(b)(10) does not include a similar provision. Furthermore, your indication that such information subsequently became out-of-date does not change the fact that those attachments were current and part of the exhibit at the time of the execution of the agreement. Finally, your indication that such attachments exist in hard-copy format only is not an acceptable reason why they should not be filed on EDGAR. Accordingly, please file the complete exhibits required by Item 601(b)(10) of Regulation S-K.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director